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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             ICHOR CORPORATION
--------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------
                        (Title of Class of Securities)

                                693286 10 6
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                               (CUSIP Number)

              Michael J. Smith, 17 Dame Street, Dublin 2, Ireland
                               (44 22) 818-2999
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    (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               October 4, 2000
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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CUSIP No.      693286 10 6
            ----------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons

              James C.M. Robertson
        --------------------------------

2)      Check the Appropriate Box if a Member of a Group

        (a)     [     ]
        (b)     [  X  ]

3)      SEC Use Only
                       ---------------------------------------------------

4)      Source of Funds
                         -------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------

6)      Citizenship or Place of Organization      British
                                               -------------

        Number of               (7)  Sole Voting Power     0
        Shares Bene-                                    ------------------
        Ficially                (8)  Shared Voting Power   1,620,000
        Owned by                                          ----------------
        Each Reporting          (9)  Sole Dispositive Power       0
        Person                                               -------------
        With                    (10) Shared Dispositive Power      0
                                                               -----------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                               1,620,000
        ------------------------------------------------------------------

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        ------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)       32.9%
                                                            --------------

14)     Type of Reporting Person            IN
                                  ----------------------------------------


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                                                         Page 2 of 6 Pages

CUSIP No.         693286 10 6
            ---------------------------

1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons

              Simon James Scrimgeour
        ------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group

        (a)     [     ]
        (b)     [  X  ]

3)      SEC Use Only
                      ----------------------------------------------------

4)      Source of Funds
                         -------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------

6)      Citizenship or Place of Organization       British
                                              ----------------------------

        Number of                (7)  Sole Voting Power     0
        Shares Bene-                                     -----------------
        Ficially                 (8)  Shared Voting Power    1,620,000
        Owned by                                           ---------------
        Each Reporting           (9)  Sole Dispositive Power       0
        Person                                                ------------
        With                     (10) Shared Dispositive Power     0
                                                                ----------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                  1,620,000
        ------------------------------------------------------------------

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        ------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)     32.9%
                                                            --------------

14)     Type of Reporting Person             IN
                                  ----------------------------------------

                                                         Page 3 of 6 Pages


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ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("Ichor"), a Delaware corporation, having a principal executive office at 17 Dame Street, Dublin 2, Ireland.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of James C.M. Robertson and Simon James Scrimgeour (collectively, the "Trustees"). Mr. Robertson is a retired banker with an address at Les Bruyeres, La Grande Mielle, La Grand Route des Sablon, Grouville, Channel Islands, JE3 9BN. Mr. Scrimgeour is a retired banker with an address at La Ville a l'Eveque, Ruette de la Ville a l'Eveque, Trinity, Channel Islands, JE3 5DH. See item 6 on pages 2 and 3 of this Schedule 13D for the citizenship of Mr. Robertson and Mr. Scrimgeour, respectively.

During the last five years, neither of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The Trustees have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.     PURPOSE OF TRANSACTION.

N/A

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

The Trustees and Pine Resources Corporation ("Pine") entered into a voting trust agreement (the "Agreement") dated April 20, 2000 pursuant to which Pine agreed to cause the transfer of voting power over 1,620,000 shares (the "Shares"), or approximately 32.9%, of the common stock of Ichor to the Trustees. Pine shares dispositive power over the Shares with a wholly-owned subsidiary, Intercap Yemen, Inc. ("Intercap"), and an affiliate, Parkland Ventures Limited ("Parkland"), which is a wholly-owned subsidiary of Intercap. The beneficial ownership of the Shares was transferred to the Trustees on or about October 4, 2000.

                                                         Page 4 of 6 Pages


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

Under the Agreement, the Trustees are entitled to vote the Shares in such manner as they may determine in their sole discretion. Pine retains the right to dispose of the Shares, and any new owner will be deemed to be the sole beneficial owner of, and have sole voting and dispositive power over, the Shares for the purposes of the Agreement, provided the new owner is not an affiliate of Pine. Upon Pine disposing of any or all of the Shares to an unaffiliated third party, such party will have the right to withdraw the purchased shares from the Agreement by making written demand upon the Trustees for a return of the purchased shares, accompanied by a certification that such party is not an affiliate of Pine.

During the term of the Agreement, Pine is entitled to receive payments from the Trustees equal to the cash dividends received by the Trustees on the Shares. If dividends are declared in voting stock of Ichor, the Trustees will retain such stock, which will be deemed to have been deposited under the Agreement, provided that the Trustees notify Pine of the declaration of such dividends. Stock dividends declared in stock without voting power will be assigned immediately to Pine by the Trustees. The Agreement will terminate when Pine has disposed of all of the Shares subject to the Agreement.

Pine, Intercap and Parkland filed an Amendment No. 1 to Schedule 13D dated October 4, 2000 disclosing their interests in the Shares, which Amendment No. 1 to Schedule 13D is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number        Description
     --------------        -----------

           1               Joint Filing Agreement between James C.M.
                           Robertson and Simon James Scrimgeour.

           2*              Voting Trust Agreement among James C.M.
                           Robertson, Simon James Scrimgeour and Pine.

---------------
* Incorporated by reference from the Amendment No. 1 to Schedule 13D dated October 4, 2000 filed by Pine, Intercap and Parkland.

                                                         Page 5 of 6 Pages


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                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               October 4, 2000
                                       -------------------------------
                                                  (Date)


                                        By: /s/ James C.M. Robertson
                                       -------------------------------
                                                  (Signature)

                                         James C.M. Robertson, Trustee
                                       -------------------------------
                                              (Name and Title)



                                              October 4, 2000
                                       -------------------------------
                                                     (Date)



                                        By: /s/ Simon James Scrimgeour
                                       --------------------------------
                                                    (Signature)

                                        Simon James Scrimgeour, Trustee
                                       --------------------------------
                                                  (Name and Title)

                                                         Page 6 of 6 Pages


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                               EXHIBIT INDEX


     Exhibit Number          Description
     -------------           -----------

           1                 Joint Filing Agreement between James C.M.
                             Robertson and Simon James Scrimgeour.

           2*                Voting Trust Agreement among James C.M.
                             Robertson, Simon James Scrimgeour and Pine.

------------
* Incorporated by reference from the Amendment No. 1 to Schedule 13D dated October 4, 2000 filed by Pine, Intercap and Parkland.